RICHARDSON & PATEL LLP
10900 Wilshire Blvd, Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

May 21, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: H. Christopher Owings, Mara Ransom, and Chris Chase

RE:
Premier Power Renewable Energy, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 15, 2009
File No. 333-155241
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 19, 2009
File No. 333-140637

Dear Mr. Owings, Ms. Ransom, and Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 20, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment Number 4 to Registration Statement on Form S-1

General

1.	Please revise the following typographical and calculation errors:

•	Typographical error in footnote 1 on page 24;
•	Typographical errors in rows two and three of the table at the bottom of page 24;
•	Total calculation in the third column, “1-3 Years”, of the table on page 38; and
•	Several typographical errors in the “Voting Rights” paragraph on page 49.

Response:   We have revised our registration statement on Form S-1/A accordingly.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 21, 2009

Unaudited Financial Statements for the Fiscal Period Ended March 31, 2009, page F-2

Note 2. Significant Accounting Policies, page F-7

Earnings per Share, page F-9

2.
You state that warrants to purchase 3,500,000 of your common shares were excluded from your diluted EPS computation since their exercise prices exceeded the average market price of your common shares. Based on a review of your historical stock prices, it appears that your common stock may have traded at average prices during the three months ended March 31, 2009 that were higher than the exercise prices of the warrants. Although we understand that the shares underlying the warrants are antidilutive due to your net loss, please tell us how you determined that the exercise prices of these warrants exceeded the average market price of your common shares during the period. Refer to SFAS 128 and EITF Topic D-72. Provide your computations and revise your disclosure as appropriate.

Response:   We have revised our disclosures in Note 2 to note that the warrants were excluded from the determination of diluted earnings per share as they were anti-dilutive.

Note 8. Derivative Instruments, page F-13

3.
You disclose that upon adoption of EITF 07-5 on January 1, 2009, you determined that your warrants and convertible preferred stock were not indexed to your common stock. Accordingly, you determined that the warrants and the conversion feature of your convertible preferred stock should be recorded as liabilities and recorded a liability of $506,560 for the warrants and determined that the value of the conversion feature was insignificant at January 1, 2009 and March 31, 2009. In regards to your application of EITF 07-5, please address the following items:

•
Please tell us and disclose how you concluded that the warrants and conversion feature are not indexed to your common stock. If, as we assume, your conclusion was based on the contractual exercise price reset features of these instruments, please describe the nature of these features within your footnotes.

•
You disclose that you determined that the fair value of your common stock was $0.42 at both January 1, 2009 and March 31, 2009 based on an independent valuation of your common stock. Please explain how you determined that the fair value of your common stock was the same at September 9, 2008, January 1, 2009 and March 31, 2009. Please also explain how you determined that the fair value of the conversion feature of your convertible preferred stock was insignificant at January 1, 2009 and March 31, 2009, considering that it appears your common stock was trading at prices that exceeded the $2.00 per share conversion price. Please tell us whether you determined that the amount that would have been recorded for the conversion feature if this guidance had been applied from the issuance date was also insignificant and how you reached that conclusion. Provide your computations and discuss the rationale for the assumptions you used in making these fair value determinations. If, upon reconsideration, you determine that changes to your financial statements are appropriate, please tell us how you computed the revised amount. We may have further comment upon reviewing your response.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 21, 2009

•
Please revise your financial statements to present the cumulative effect of the change in accounting principle arising from the adoption of EITF 07-5 as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. Refer to paragraph 21 of EITF 07-5. Clarify why the adoption of EITF 07-5 resulted in a significant increase to your retained earnings. Please also revise to provide all of the disclosures required by paragraphs 17 and 18 of SFAS 154 relating to the effect of the change on income from continuing operations, net income and related per-share amounts, if applicable.

Response:  Regarding the Staff’s first bullet point, the Company determined that the warrants and conversion feature were not indexed to its common stock because of exercise price reset features. We have revised disclosures in Note 8 accordingly.

Regarding the Staff’s second bullet point, as previously disclosed in our correspondence to the Staff dated May 6, 2009, the Company believes that the market price of its common stock does not reflect its fair value. The Company evaluated its common stock at September 9, 2008, January 1, 2009, and March 31, 2009 and concluded that the fair value of its common stock had remained relatively unchanged since September 9, 2008.  Specifically, the Company noted that: (1) since September 9, 2008, it has not participated in any major transactions such as an acquisition; (2) the Company has not materially changed the mix of its business with the commercial sales maintaining approximately 80% of sales and residential 20% of sales; (3) the asset to liability ratios have not materially changed; and (4) the projected net income used in the original valuation did not differ materially from results to date. Based on its consideration of these factors, the Company determined that $0.42 was a reasonable estimate of the fair value of its common stock on the dates in question.

The Company used a Black-Scholes option model to estimate the fair value of the conversion feature of the convertible preferred stock. The Company believes that the immaterial value estimated for the conversion feature at both January 1, 2009 and March 31, 2009 was primarily due to the short estimated time to conversion (expected term) resulting from an automatic conversion feature upon the Company’s common stock becoming traded on a national securities exchange, which the Company soon expects of its common stock. Based on the underlying assumptions of the convertible preferred stock, the Company determined that the amount associated with the conversion feature of the convertible preferred stock would have been insignificant even if such guidance was applied from the issuance date. The Company continues to believe that the calculations provided below are reasonable estimates of the fair value of the resultant liability associated with the conversion feature in the convertible preferred stock.

	9/9/2008	12/31/2008	3/31/2009
Stock Price	$0.420	$0.420	$0.420
Exercise Price (1)	$1.487	$1.487	$1.487
Expected Life in Years	0.75	0.60	0.50
Annualized Volatility	95.0%	95.0%	95.0%
Annual Rate of Quarterly Dividends	0.0%	0.0%	0.0%
Discount Rate - Bond Equivalent Yield	4.0%	2.0%	1.9%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.42	$0.42	$0.42
Present Value of Exercise Price	$1.44	$1.47	$1.47
Cumulative Volatility	82.3%	73.6%	67.2%

CALL OPTION
Proportion of Stock Present Value	13.8%	9.1%	6.3%
Proportion of Exercise Price PV	-2.8%	-1.9%	-1.4%
Call Option Value	$0.018	$0.010	$0.006

PUT OPTION
Proportion of Stock Present Value	-86.2%	-90.9%	-93.7%
Proportion of Exercise Price PV	97.2%	98.1%	98.6%
Put Option Value	$1.042	$1.060	$1.060

Shares	3,500,000	3,500,000	3,500,000
Call Option Value	0.018	0.010	0.006

Value of conversion feature	$61,694	$34,955	$21,233

(1)	These numbers were derived by dividing the allocated proceeds of the convertible preferred stock by the number of shares of common stock to be issued upon conversion.

H. Christopher Owings
Mara Ransom
Chris Chase
Securities and Exchange Commission
May 21, 2009

Regarding the Staff’s third bullet point, we have revised Note 8 and the Statement of Shareholders’ Equity accordingly.  The significant increase to retained earnings resulted from the reversal, effective January 1, 2009, of the prior accounting for the warrants, offset by the recognition of the estimated fair value of the warrant liability.  The Company believes such presentation is consistent with the adoption of EITF 07-5.  Further, there was no significant impact to the statement of operations from the adoption of EITF 07-5.  We have also added disclosures in Note 8 to clarify that disclosure of the impact on income from continuing operations, net income, and the related per share amounts was not applicable as a result.

Form 10-Q for the Fiscal Period Ended March 31, 2009

4.	The comments on amendment number four to your Form S-1 above should be considered in the Form 10-Q to the extent applicable.

Response:  We have amended our quarterly report on Form 10-Q for the quarter ended March 31, 2009 accordingly.

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:          Dean Marks, Premier Power Renewable Energy, Inc.
Teresa Kelley, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP